Contact

www.linkedin.com/in/emilydwilson1
(LinkedIn)

Top Skills

Business Development
Entrepreneurship
Operations Management

Languages

French
Spanish
English
Italian

Emily Wilson

Angel Investor and Tech Entrepreneur
San Francisco, California, United States

Summary

Entrepreneur and Angel Investor with a passion for startups, business strategy, and volunteering.

Experience

b0arding.com
3 years

Chief Marketing Officer
January 2024 - Present (11 months)
San Francisco Bay Area

Investor
2021 - Present (3 years)

Organization.GG
Investor
October 2020 - Present (4 years 2 months)

Self-employed
Angel Investor
January 2020 - Present (4 years 11 months)

Aviato Club
Co-Founder/Chief Operating Officer
September 2016 - February 2021 (4 years 6 months)
Greater Los Angeles Area

Chain of Coliving/Coworking spaces in Los Angeles and San Francisco.
Comfortable guest houses for tech an creative professionals.

Dollar Pet Diet
Co-Founder/Chief Marketing Officer
June 2016 - January 2018 (1 year 8 months)
Greater Los Angeles Area

Internet platform that provides personalized nutrition for dogs and cats.

www.dollarpetdiet.com

Grace Hill Media
Publicist
August 2013 - September 2016 (3 years 2 months)
Greater Los Angeles Area

* Key brainstorming contributor for publicity pitches and campaigns for
films and TV shows such as: Unbroken (Universal), The 33 (WB), 13 Hours
(Paramount), In the Heart of the Sea (WB), God's Not Dead 2 (PureFlix), Free
State of Jones (STX), Finding Jesus (CNN), Queen of Katwe (Disney), Born
this Way (A&E), etc.
* Researches, develops and maintains media contact list and database while
building relationship with media outlets.
* Creates positive hype around the subject of attention through press releases,
pitches, mailers, and planned media campaigns.
* Develops and implements publicity campaigns.
* Identifies opportunities and generates ideas for media coverage. Pitches and
obtains media placements for our entertainment clients in online publications,
blogs, and social media influencers.
* Lead organizer for screenings roll-out campaigns and liaison with field
representatives.
* Effectively plans and assists at premieres, red carpets, movie junkets, press
conferences and other events.
* Schedules, rolls calls, and acts as moderator of interviews between media
outlets and talent.
* Assists with media buying: insertion orders, schedules, contracts, added
value, etc.
* Manages and executes outreach campaigns: Nationwide movie screening
campaigns for key community influences and organizations.
* Coordinates film production projects from start to finish: Writes vendor
proposals (venues/filming locations, lighting, electric, catering, staffing, etc.),
negotiates rates/fees with vendors, and ensures timely payments: Flawless
execution and coordination of a 15,000 people concert for Hillsong: Let Hope
Rise movie.

EW Events and Promotions
Founder / Independent Event Planner
June 2010 - August 2013 (3 years 3 months)
Riverside and Greater Los Angeles Area

Coordinating and staffing of Promos and in-store demos for various liquor brands
Scouting and recruitment of promotional models and event staff
Large scale event coordinating, from planning to completion
Budget allocation

Lycamobile Group
Hispanic Segment marketing/PR
July 2012 - July 2013 (1 year 1 month)

* Managed the Hispanic segment market research and competitive analysis team.
* Customized and implemented Media plan campaigns - National and local media buying: insertion orders, schedules, contracts, etc
* Directed, developed/maintained innovative strategies to generate brand awareness within Hispanic segment.
* Creative and effective writer of website copy in English and Spanish. Assisted with marketing material design.
* Sourcing Hispanic events and sponsorship opportunities. Negotiation of sponsorships and event entrance fees.
* Event coordinating from planning to completion including recruiting, hiring and training of promotional teams.
* Planed, designed and organized effective print advertising, press releases, web editorials, and social media.

Good Time Beverages
Sales and Marketing Coordinator
August 2012 - March 2013 (8 months)
Downey, CA

* Managed retail and chain level accounts including inventory management, promotional events, POS materials, etc.
* Assisted sales department with innovative sales pitches and presentations at client meetings.
* Directed, developed and maintained innovative strategies to generate brand awareness along with event coordinating, from planning to completion. Event sponsorships and tradeshows.
* Recruited, trained and managed promotional staff for in-store demos increasing sales by 20%.
* Supervised social media efforts and execution: Digital strategy and promotions, email marketing campaigns.

* Planed, designed and organized effective print advertising, press releases, and web editorials.

Ultra PRO International LLC
Domestic/Canadian Sales Administrator
February 2011 - August 2011 (7 months)
Clty of Commerce, Ca

Managed distributor accounts including inventory management, allocations, and communicating internally with purchasing, logistics, finance and shipping departments.

KZSW Newsnet
Reporter/Weather personality
June 2009 - December 2010 (1 year 7 months)
San Bernardino, CA

Reporter, Weather Personality, Producer, Editor - Southern California Life Morning News and other variety shows

Fleetwood Enterprises
Marketing Specialist Intern
June 2007 - September 2007 (4 months)
Riverside, CA

Developed/launched integrated, multi-channel print, catalog, web and direct marketing campaigns for 14 models

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Education

University of California, Riverside
Bachelor of Science (BS), Business Administration and Management, General

New York Film Academy
TV and Film Producing · (2011 - 2012)

New York Film Academy
Acting for Film · (2011 - 2011)